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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36540

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street, Gateway Center 3, 14th Floor
(No. and Street)

Newark, New Jersey 07102-4077
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McQuade (973)367-3065
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave, 30th Floor New York, New York 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

NK 3/20

OATH OR AFFIRMATION

I, ______Michael McQuade____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________Prudential Investment Management Services LLC________________________________, as of __December 31______________________________, 20_07____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JOSEFA F. SALINO
Notary Public of New Jersey
My Commission Expires March 31, 2011

Michael McQuade
Signature

Chief Financial Officer and Comptroller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC

Statement of Financial Condition
As of December 31, 2007

SEC ID No. 8-36540
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Prudential Investment Management Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 4 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2008

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2007

(Dollars in Thousands)

Assets	
Cash and cash equivalents	$ 89,127
Cash segregated under federal regulations	11,175
Distribution fees, service fees and commissions receivable	20,276
Management and administrative fees receivable	29,971
Receivable from broker-dealer and clearing organizations	8,539
Prepaid expenses and other assets	904
Total assets	$ 159,992
Liabilities and Member's Equity	
Liabilities	
Payable to broker-dealers and clearing organizations	$ 51,680
Management and administrative fee payable	1,047
Accounts payable, accrued expenses and other liabilities	7,303
Payable to customers	809
Income taxes payable to parent	8,895
Deferred income taxes	10,576
Total liabilities	80,310
Commitments and contingent liabilities (Note 6)	
Member's Equity	
Contributed capital	60,796
Undistributed earnings	18,886
Total member's equity	79,682
Total liabilities and member's equity	$ 159,992

See Notes to Statement of Financial Condition.

(Dollars in Thousands)

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA," formerly National Association of Securities Dealers, Inc.).

The Company's primary business is the distribution of mutual funds and variable annuity products to retail investors. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

Until November 18, 2007, the Company was the distributor of certain variable annuity products issued by Prudential companies. The Company is the distributor of the domestic Jennison Dryden fund family mutual fund shares ("JD Funds").

The Company also has entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans ("DC Plans").

During 2003, Prudential completed the combination of its retail securities brokerage and clearing operations with Wachovia Corporation to form a joint venture, Wachovia Prudential Financial Advisors, LLC. The joint venture conducts its operations through First Clearing, LLC ("First Clearing") an affiliate of Wachovia Securities, LLC ("Wachovia"). The Company provides execution, clearance and other services to First Clearing, as clearing broker-dealer for Wachovia, with respect to their mutual fund wrap account products and programs.

The Company is also engaged in limited retail selling activities through the offering of investment alternatives sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company also offers general brokerage services to retail investors. Investment alternatives offered to customers include, but are not limited to: stock, bonds, mutual funds and options. With respect to custody and clearing of these customer transactions, the Company introduces these trades to National Financial Services LLC, who clears them on a fully disclosed basis.

As more fully described in Note 4, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. The accompanying financial statements may not be indicative of the financial condition or the results of operations if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Dollars in Thousands)

Cash and cash equivalents of $89,127 includes $84,302 which represents 84,302 shares of a Prudential money market mutual fund for which the Company is the exclusive distributor, $873 on deposit in corporate accounts at commercial banks and $3,952 invested in an affiliated company's money market deposit account. Cash of $11,175 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC. Money market mutual funds are stated at cost, which approximates fair value.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. This Statement does not change which assets and liabilities are required to be recorded at fair value, but the application of this statement could change current practices in determining fair value. The Company expects to adopt this guidance effective January 1, 2008. The Company's adoption of this guidance is not expected to have a material effect on the Company's financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement provides companies with an option to report selected financial assets and liabilities at fair value, with the associated changes in fair value reflected in the Statements of Operations. The Company expects to adopt this guidance effective January 1, 2008 and the adoption is not anticipated to have a material effect on the Company's financial position.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007, consist of the following:

	Receivable	Payable
Broker-dealers and clearing organizations	$ 8,539	$ 6,585
Management and administrative fees	-	31,377
Service and finders fees	-	13,718
	$ 8,539	$ 51,680

The management and administrative fees payable in the table above includes $27,051 which represents fees collected from outside fund families for Wachovia Fund Source mutual fund wrap fee program. The Company also has a corresponding receivable from outside fund families, which is included in the management and administrative fee receivable as of December 31, 2007.

The broker-dealers and clearing organizations receivable includes $3,592 which represents the 15c3-3 debit balance in the continuous net settlement accounts presented in Supplementary Schedule II.

4. Related Party Transactions

As of December 31, 2007, $9,640 of the distribution fees, service fees and commissions receivable is amounts due from the JD Funds. Distribution and service fee amounts include $3,288 which are receivable from Prudential companies. Receivable from broker-dealers includes $3,255 which represents clearing fees from First Clearing. Payable to broker-dealers and clearing organizations

(Dollars in Thousands)

includes $1,612 of amounts due to Prudential companies and $4,663 due to Wachovia in connection with the distribution of JD Funds shares. The entire management and administrative fee payable represents amounts due to Prudential companies.

The Company is the clearing broker for Wachovia's Fund Source mutual fund wrap fee program, as well as for the Prudential retirement plan platform DC Plans' mutual fund trades. At December 31, 2007 the payable to brokers-dealers and clearing organizations included $31,377 resulting from the activities described above.

5. Subordinated Borrowings and Line of Credit

The Company has two revolving subordinated loan agreements with Prudential Funding Corporation, LLC ("PFC"), a Prudential company, for $40,000 and $60,000. These agreements expire in 2008 and 2014, respectively. Borrowings under these agreements are subordinated to the claims of general creditors and have been approved by the FINRA for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. The Company has an additional $150,000 line of credit with PFC that is not subordinated. As of December 31, 2007, there were no loans outstanding under these agreements.

6. Commitments and Contingent Liabilities

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's statement of financial condition.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company believes the risk of loss, if any, is remote.

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. In connection with the Company's entering into the mutual funds clearing business in 2004, the Company applied for and received approval from the SEC to change to the alternative method of computing net capital, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $52,076, which was $51,826 in excess of its required net capital.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2007 the Company computed the reserve requirement for customers and was required to segregate $11,822 in the special reserve bank account for the exclusive benefit of customers. At December 31, 2007 the amount held on deposit in the special reserve bank account was $11,175. The Company deposited an additional $5,000 into the special reserve bank

(Dollars in Thousands)

account on January 2, 2008 as a result of the calculation in accordance with the requirements of Rule 15c3-3.

8. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, PHI. PHI is included in the consolidated federal income tax return of Prudential. Depending on a particular state's requirements, PHI files either separate state income tax returns or is included in certain consolidated state income tax returns.

Pursuant to the Company's tax sharing agreement with PHI executed December 1, 2004, federal and state and local income tax expense or benefit is determined on a separate company basis. Deferred taxes are generally recognized when assets and liabilities have different basis for financial statement and tax reporting purposes.

Deferred tax liabilities of $10,576 at December 31, 2007 resulted from distributor commissions.

On January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes," an Interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Adoption of FIN No. 48 resulted in a decrease to the Company's income tax liability and an increase to retained earnings of $1,090 as of January 1, 2007. The Company does not have any unrecognized tax benefits at January 1, 2007 or at December 31, 2007.

In December 2006, the Internal Revenue Service (the "Service") completed all fieldwork with regards to its examination of the Prudential consolidated federal income tax returns for tax years 2002-2003. The final report was submitted to the Joint Committee on Taxation for their review in April 2007. In July 2007, the Joint Committee returned the report to the Service for additional review. Prudential has responded to the Service's request for additional information. In February 2008, the consolidated federal tax returns for tax years 2002-2003 were resubmitted to Joint Committee. The statute of limitations for the 2002-2003 tax years expires in 2009.

In January 2007, the Service began an examination of tax years 2004 through 2006. For tax year 2007, Prudential participated in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 tax year in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between the Company's filing of its federal income tax return and the Service's completion of its examination of the return.

END